BAUM & COMPANY, P.A.

Certified Public Accountants

605 Lincoln Road – Suite 210

Miami Beach, Florida 33139

March 22, 2012

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE: AAA Public Adjusting Group, Inc.

Commission File No. 333-153679

We have read the statements that we understand AAA Public Adjusting Group, Inc. will include in Item 4.01 of the Form 8K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm.

We have no basis to agree or disagree with any other statement made in Item 4.01 of such report.

Sincerely,

/s/ Baum & Company, P.A.